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AB 3/23/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cochran, Caronia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 2700
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard S. Caronia 312-425-4076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor (Address) Bannockburn (City) Illinois (State) 60015 (Zip Code)

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 5/15/06

OATH OR AFFIRMATION

I, Leonard S. Caronia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cochran, Caronia Securities LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

OFFICIAL SEAL
MARGARET WORIES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/09/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
LETTER OF OATH OR AFFIRMATION	1
INDEPENDENT AUDITOR'S REPORT	2
STATEMENT OF FINANCIAL CONDITION December 31, 2005	3
STATEMENT OF INCOME Year Ended December 31, 2005	4
STATEMENT OF CHANGES IN MEMBER'S EQUITY Year Ended December 31, 2005	5
STATEMENT OF CASH FLOWS Year Ended December 31, 2005	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 8
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2005	10

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To The Member
Cochran, Caronia Securities LLC

We have audited the accompanying statement of financial condition of Cochran, Caronia Securities LLC as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cochran, Caronia Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK LLC

Bannockburn, Illinois
January 20, 2006

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,523,878
Accounts receivable	1,425,351
	$ 5,949,229

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,590,596
MEMBER'S EQUITY	4,358,633
	$ 5,949,229

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

	Amount	Percent of Gross Income	
GROSS INCOME			
Trading commissions	$ 3,367,307	34.82	%
Underwriting fees	4,571,123	47.27	
Fund management and incentive fees	687,536	7.11	
Research sales	970,335	10.04	
Interest income and other	73,203	.76	
	9,669,504	100.00	
SELLING EXPENSES			
Broker	322,648	3.34	
Commissions	111,307	1.15	
Other	86,132	.89	
	520,087	5.38	
GENERAL AND ADMINISTRATIVE EXPENSES	5,464,433	56.51	
	3,684,984	38.11	
REALIZED GAINS ON INVESTMENT IN FUND	22,023	.23	
NET INCOME	$ 3,707,007	38.34	%

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

MEMBER'S EQUITY - BEGINNING OF YEAR	$ 7,939,973
EQUITY DISTRIBUTIONS	(7,288,347)
NET INCOME	3,707,007
MEMBER'S EQUITY - END OF YEAR	$ 4,358,633

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,707,007
Gain on investment in fund	(22,023)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	811,397
Accounts payable	602,960
Net Cash Provided By Operating Activities	5,099,341
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of fund	618,429
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's equity distributions	(7,288,347)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,570,577)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	6,094,455
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 4,523,878

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Cochran, Caronia Securities LLC, an Illinois limited liability company (the "Company"), provides securities broker-dealer services, predominantly acting as a participating underwriter and an introducing broker. The Company is a wholly-owned subsidiary of Cochran, Caronia & Company, L.L.C. ("CC&CO"). The Company is a registered broker-dealer in all U.S. states, with its office of operations located in Chicago, Illinois. In January 2006, the Company changed its name to Cochran Caronia Waller Securities, LLC.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include deposits in money market accounts and a $100,000 "good-faith" escrow deposit required by its outside clearing broker. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits of $100,000.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are un-collateralized customer obligations due under normal trade terms granted by the Company on the basis of each customer's own creditworthiness. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past-due accounts receivable balances and based on an assessment of each customer's current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on past experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected.

Revenue Recognition.

Trading Commissions. Trading commissions and related expenses are recognized on a trade-date basis as securities transactions are executed.

Underwriting Fees. Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as a participating underwriter. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Fund Management and Incentive Fees. Fund management and incentive fee income is earned on a quarterly basis and an annual basis. Such fees are recognized as earned.

Research Sales. Research sales are earned on a quarterly basis as well as a per request basis. Such sales are recognized as earned.

Income Taxes. The Company is taxed as a limited liability company and generally does not pay Federal or state income taxes on its taxable income. Furthermore, as none of its members are individuals, it does not pay any State of Illinois Replacement Tax. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

COCHRAN, CARONIA SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 2 – SUMMARY OF OFF-BALANCE SHEET RISKS

Customers. As an introducing broker, the Company has contracted with an outside clearing broker to clear customer trades. Commissions received from customer transactions are divided between the Company and the clearing broker as mutually agreed upon. The Company does retain financial responsibility for purchases and sales made for customers until settled and for positions unsecured by customers. Customers' securities activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. As of December 31, 2005, the Company has only institutional customers to which no margin was extended.

Underwriting. In the normal course of business, the Company enters into underwriting commitments as a participating underwriter. There were no open transactions relating to such underwriting commitments at December 31, 2005.

NOTE 3 – INVESTMENTS

During the year, the Company sold their investment in the Cochran, Caronia Risk-Linked Opportunities Fund I Limited (the "Fund") organized under the laws of Bermuda as a limited liability exempted mutual fund company. In addition to the sale of the investment, the Company terminated its agreement to act as the manager of the Fund. As the manager, the Company earned a quarterly Management Fee based upon Net Assets and an annual Incentive Fee based upon fund performance as defined in the Investment Advisory Agreement.

NOTE 4 – RELATED PARTY TRANSACTIONS

General and Administrative Expenses. General and administrative expenses including office rent, utilities and payroll of the Company are paid by CC&CO and were charged back to the Company as of December 31, 2005. As of December 31, 2005, the Company owed CC&CO $1,590,596 for these expenses, which is presented in the accompanying balance sheet as accounts payable.

Floor Broker Fees. Certain fees charged by floor brokers were reimbursed to CC&CO during 2005.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2005, the Company had net capital of $3,243,924, which was $3,137,885 in excess of its required net capital of $106,039.

Management does not anticipate capital distributions to be made during the six months after December 31, 2005.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Member
Cochran, Caronia Securities LLC

We have audited the accompanying basic financial statements of Cochran, Caronia Securities LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated January 20, 2006. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
January 20, 2006

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COCHRAN, CARONIA SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL	
Member's equity, December 31, 2005	$ 4,358,633
Deduct	
Member's equity not allowed for net capital	-
Total Member's equity qualified for net capital	4,358,633
Add	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	4,358,633
Deductions and / or charges	
Total non-allowable assets	(1,114,709)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	-
Other deductions and / or charges	-
Other additions and / or allowable credits	-
Net capital before haircuts	3,243,924
Haircuts on securities	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentration	-
Other	-
NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2005	$ 3,243,924

See Independent Auditor's Report On Supplementary Information Pursuant To Rule 17a-5 Of The Securities And Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2005	$ 3,243,924
A. Minimum net capital required based on aggregate indebtedness	$ 106,039
B. Minimum dollar requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 106,039
Excess basic net capital requirement, December 31, 2005	$ 3,137,885

No material differences were noted between the above computation and the computation made by Cochran, Caronia Securities LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

COCHRAN, CARONIA SECURITIES LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To The Member
Cochran, Caronia Securities LLC

In planning and performing our audit of the financial statements of Cochran, Caronia Securities LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a- 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding assets that we consider to be material weaknesses as defined above.

(Continued)

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5
(Concluded)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers ("NASD"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
January 20, 2006